P.E. 3-13-02

1-8164
333-82318

**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 6-K

02026411

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 13, 2002



# NOVO NORDISK A/S

**(Exact name of Registrant as specified in its charter)**

**Novo Allé**
**DK- 2880, Bagsvaerd**
**Denmark**

**(Address of principal executive offices)**



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F___X___ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______

# Press release

12 March 2002

## Annual General Meeting at Novo Nordisk A/S

At the Annual General Meeting of Novo Nordisk A/S today, the shareholders adopted

- The Annual Financial Report including the Annual Accounts with Auditors' Report and Management Statement, Management Report and Consolidated Accounts, giving discharge to Management and the Board of Directors.
- The application of profits according to the adopted Annual Accounts. Thus the dividend will be DKK 3.35 per share of DKK 2, an increase of 26% compared with 2000.
- Re-election of Kurt Briner and Kurt Anker Nielsen to the Board of Directors.
- Re-election of auditors – PricewaterhouseCoopers and Ernst & Young, Statsautoriseret Revisionsaktieselskab.
- The proposal for a donation to the World Diabetes Foundation obligating Novo Nordisk A/S for a period of 10 years from 2002 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Novo Nordisk Group in the preceding financial year. However, annual donations shall not exceed the lower of the following two amounts: DKK 65,000,000 (approximately USD 7.5 million) or 15% of the taxable income of Novo Nordisk A/S in the financial year in question.
- Authorization to the Board of Directors, until the next Annual General Meeting, to allow the company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf Section 48 of the Danish Companies Act.

In his oral report Mads Øvlisen, chairman of the Board, commented on a recent report commissioned by the European Commission ('Report of a High Level Group of Company Law Experts on Issues Related to Takeover Bids'). The report recommends, among other things, that any special voting rights pertaining to A shares should be overridden in connection with a hostile takeover bid where the bidder acquires 75% of the company's risk-bearing capital.



**Novo Nordisk A/S**
Corporate Communications

Novo Allé
2880 Bagsvaerd
Denmark

Telephone:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Number:
24256790

Mads Øvlisen argued in favour of maintaining the system of A and B shares: "This system has proved to be an efficient way of promoting continuity and expansion: it enables the founders of a company to raise capital for developing the company while at the same time retaining control of the company. This stability allows the company to develop in accordance with its long-term visions rather than on the basis of short-term interests, while at the same time serving the shareholders' interests. Novo Nordisk is a good example of that. In fact, over the last 10 years Novo Nordisk has generated more shareholder value than most of its European and American pharmaceutical peers."

The Board of Directors of Novo Nordisk A/S comprises:

- Mads Øvlisen (chairman).
- Kurt Anker Nielsen, co-president, Novo A/S (vice chairman).
- Kurt Briner, director, Switzerland.
- Niels Jacobsen, president & CEO, Oticon A/S and William Demant Holding A/S.
- Ulf J Johansson, Dr Tech, Sweden.
- Jørgen Wedel, director, US.
- Johnny Henriksen, environmental specialist (employee representative).
- Anne Marie Kverneland, laboratory technician (employee representative).
- Stig Strøbæk, electrician (employee representative).

*Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as hemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 16,000 people in 68 countries and markets its products in 179 countries. For further company information visit www.novonordisk.com*

For further information please contact:

Media:
*Outside North America:*
Karsten Madsen
Phone (direct): (+45) 4442 4137

*In North America:*
Susan Jackson
Phone: (+1) 609 919 7776

Investors:
*Outside North America:*
Peter Haahr
Phone (direct): (+45) 4442 1207

Palle Holm Olesen
Phone (direct): (+45) 4442 6175

*In North America:*
Rasmus Jorgensen
Phone (direct): (+1) 212 878 9607



**Novo Nordisk A/S**
**Corporate Communications**
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 3/13/2002

Lars R Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer